UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 23, 2025

ATAI LIFE SCIENCES N.V.
(Exact name of registrant as specified in its charter)

The Netherlands	001-40493	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Prof. J.H. Bavincklaan 7
1183 AT Amstelveen
The Netherlands 1183
(Address of principal executive offices) (Zip Code)

+31 20 793 2536
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(S)	Name of each exchange on which registered
Common shares, €0.10 par value per share	ATAI	The Nasdaq Stock Market LLC (Nasdaq Global Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry Into a Material Definitive Agreement

Amendment to Share Purchase Agreement

On October 23, 2025, ATAI Life Sciences N.V., a Dutch public company with limited liability (the “Company” or “atai”), entered into a Side Letter Deed to the Share Purchase Agreement (the “SPA Amendment”) to the previously announced Share Purchase Agreement, dated June 2, 2025 (as amended, the “Share Purchase Agreement”), with Beckley Psytech Limited (“Beckley Psytech”), a company incorporated in England and Wales, and certain other parties thereto.

The SPA Amendment provides that the number of ordinary shares of atai, nominal value EUR 0.10 per share (“atai Shares”), to be issued to shareholders of Beckley Psytech pursuant to the Share Purchase Agreement will be reduced on a pro-rata basis by an aggregate of 1,221,712 atai Shares, with a total of 103,823,190 atai Shares to now be distributed to shareholders of Beckley Psytech or to underlie Replacement Awards issued to certain Beckley Psytech optionholders.

The SPA Amendment also provides that 900,901 atai Shares will be issued to Cantor Fitzgerald & Co (“CF&CO”) in connection with services rendered as financial advisor to Beckley Psytech. The atai Shares received by CF&CO will not be subject to any lock-up restrictions and will be registered for resale on a prospectus supplement to be filed by atai immediately following the closing of the transaction.

The SPA Amendment further provides, in addition to the revisions described above, additional changes to the “Permitted Costs” definition to adjust the amount of permitted leakage and to include as a “Permitted Cost” certain payments to be made pursuant to a fee reduction amendment agreement between Beckley Psytech and CF&CO.

The foregoing description of the SPA Amendment does not purport to be complete and is qualified in its entirety by the full text of the SPA Amendment, a copy of which is filed as Exhibit 2.1 hereto and is incorporated by reference herein.

Item 8.01.	Other Events.

This Item 8.01 sets forth certain additional information relating to the Acquisition in addition to certain reminders relating to the Extraordinary General Meeting.

As previously disclosed in the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 24, 2025 (the “Definitive Proxy Statement”), registered shareholders of atai as of the record date of October 7, 2025, as well as holders of atai Shares in “street name” as of October 7, 2025 who have obtained a “legal proxy” or “instrument of proxy” from their broker, bank or other holder of record, and who wish to attend, either virtually or in person, and, if relevant, vote during the Extraordinary General Meeting, must notify atai of their identity and intention to attend the Extraordinary General Meeting by e-mail (addressed to shareholdermeeting@atai.com) or in writing (addressed to atai Life Sciences N.V., Corporate Secretary, Prof. J.H. Bavincklaan 7, 1183 AT Amstelveen, the Netherlands) no later than 5:00 p.m. (Central European Time) on October 31, 2025. Holders of atai Shares who have not complied with this requirement may be refused attendance, and may therefore be unable to vote, at the Extraordinary General Meeting.

SUPPLEMENTAL DISCLOSURE

This Item 8.01 should be read in conjunction with the Definitive Proxy Statement, which you are urged to read in its entirety. To the extent that information in this Supplement differs from or updates information contained in the Definitive Proxy Statement, the information in this Supplement shall supersede or supplement the information in the Definitive Proxy Statement. Paragraph and page references used herein refer to the Definitive Proxy Statement before any additions or deletions resulting from this Supplement. Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Definitive Proxy Statement. Unless stated otherwise, new text is bolded, italicized and underlined and deleted text is bolded, italicized and denoted with a strikethrough to highlight the supplemental information being provided to you.

On page iii of the Definitive Proxy Statement, the definition of “Buyer Share Price” is amended as follows:

“Buyer Share Price” means the higher of (i) the VWAP for the period commencing January 1, 2025 to the date falling ten Business Days prior to the date of atai’s general meeting where Shareholder Approval is adopted (the “Reference Date”); or (ii) the VWAP for the 30 trading day period prior to the Reference Date.

On page vi of the Definitive Proxy Statement, the definition of “VWAP” is amended as follows:

“VWAP” means the volume-weighted average price per share of ~~Ordinary Shares~~Buyer’s publicly traded shares, calculated by reference to the daily closing price for such shares.

On page 55 of the Definitive Proxy Statement, the section entitled “The Acquisition – Background of the Acquisition” is amended to add the following paragraphs:

On October 23, 2025, atai and the Seller Representative entered into a Side Letter Deed to the Share Purchase Agreement (the “SPA Amendment”) which provides, among other clerical revisions, changes to the “Permitted Costs” definition to adjust the amount of permitted leakage and to include as a “Permitted Cost” certain payments to be made pursuant to an engagement letter between Beckley Psytech and Cantor Fitzgerald & Co. Additionally, the SPA Amendment provides that, in settlement of certain leakages, the number of Consideration Shares to be issued to shareholders of Beckley Psytech pursuant to the Share Purchase Agreement will be reduced on a pro-rata basis by an aggregate of 1,221,712 Consideration Shares. 900,901 of such Consideration Shares will instead be issued to Cantor Fitzgerald & Co in connection with services rendered to Beckley Psytech.

On page 76 of the Definitive Proxy Statement, the first full paragraph in the section entitled “The Share Purchase Agreement—Delivery of Consideration” is amended as follows:

At least five Business Days prior to the date of the Extraordinary General Meeting (or such later date as may be agreed in writing between the Seller Representative and atai), the Seller Representative shall deliver to atai and each Seller  (in each case in respect of itself only and to the extent applicable) a schedule setting out, amongst other things, (i) the calculations required to determine the number of Consideration Shares and/or Replacement Awards that may (at atai’s election) be issued to Beckley Optionholders who hold vested and in the money Beckley Options and (ii) details of all vested and in the money Beckley Options and unvested and underwater Beckley Options.

On page 76 of the Definitive Proxy Statement, the first full paragraph in the section entitled “The Share Purchase Agreement—Leakage” is amended as follows:

The Share Purchase Agreement contains leakage provisions designed to prevent the transfer of value out of the Beckley Group prior to Closing. Prior to Closing, each Seller severally undertakes to atai that, if any leakage (other than certain items of pre-agreed permitted leakage) occurs, then, subject to Closing occurring, the Sellers shall pay to atai on demand an amount in cash equal to their respective proportions of the aggregate amount of such leakage, minus (i) the amount by which a cash tax liability for which Beckley Psytech or its subsidiaries would otherwise have been accountable or liable to be assessed (in respect of the accounting period in which the relevant Leakage occurs or the next subsequent accounting period) is or will be reduced (or extinguished) as a result of the utilisation of any relief arising in respect of any matter giving rise to the relevant Leakage or (ii) the amount of any cash refund in respect of tax received or which will be received by a member of the Beckley Group from a tax authority in respect of the accounting period in which the relevant Leakage occurs or the subsequent accounting period as a result of any matter giving rise to the relevant Leakage (in each case of clauses (i) and (ii), determining whether a cash tax liability would have arisen or, as the case may be, a cash refund of tax would have been received after taking into account all other reliefs available to the Beckley Group (or which would have been available, or could have been made available, but for the relevant leakage or relevant relief)); provided, that certain Leakage related to Transaction Costs or Carve-out Costs, up to $6,780,500 in the aggregate, shall instead be settled by the Sellers by way of a pro-rata reduction (based on their respective proportions of the aggregate amount of such leakage) in the number of Consideration Shares to be issued to each Seller.

On page 76 of the Definitive Proxy Statement, the fifth bullet point under the third full paragraph in the section entitled “The Share Purchase Agreement—Leakage” is amended as follows:

•	the payment of any costs or expenses incurred in relation to the Acquisition or the Beckley Carve-Out in excess of $~~2,000,000~~3,780,500 in aggregate

On page 77 of the Definitive Proxy Statement, the final bullet point under the first paragraph in the section entitled “The Share Purchase Agreement—Leakage” is amended as follows:

•	the payment of any costs or expenses incurred in relation to the Acquisition or the Beckley Carve-Out (in aggregate) up to $~~2,000,000~~3,780,500.

On page 78 of the Definitive Proxy Statement, the first full paragraph in the section entitled “The Share Purchase Agreement—Treatment of Outstanding Beckley Options in the Acquisition—Vested and in the money Beckley Options—Replacement Awards” is amended as follows:

If atai elects to grant Replacement Awards to Beckley Optionholders who hold vested and in the money Beckley Options, such awards shall be granted to the relevant Beckley Optionholders within five Business Days of Closing. Any Replacement Awards shall be subject to the same lock-up provisions as are applicable to the Consideration Shares (as described in the section titled “—Lock-up Covenants” below). atai may, in its sole discretion, allow up to 0.75% of the Consideration Shares to be released from the lock-up provisions to allow certain Beckley Optionholders to make payments in respect of tax obligations associated with the exercise of vested and in the money Beckley Options.

On page 78 of the Definitive Proxy Statement, the first full paragraph in the section entitled “The Share Purchase Agreement—Treatment of Outstanding Beckley Options in the Acquisition—Calculations relating to the treatment of Beckley Options” is amended as follows:

In addition to the schedule setting out the calculations regarding the allocation of the Consideration Shares described in the section above titled “—Closing—Delivery of Consideration”, the Seller Representative shall, at least three Business Days prior to Closing, deliver to atai, each Seller and Beckley Optionholder (in each case in respect of itself only and to the extent applicable), a schedule setting out the relevant calculations in respect of the treatment of the Beckley Options, including the corresponding number of Consideration Shares and/or Replacement Awards (as applicable) to be issued to each Beckley Optionholder holding vested and in the money Beckley Options.

On page 84 of the Definitive Proxy Statement, the first full paragraph in the section entitled “The Share Purchase Agreement—Covenants—Lock-up Covenants” is amended as follows:

All Consideration Shares (including those received by Beckley Optionholders in respect of their Beckley Options, if any) and any Replacement Awards received by Beckley Optionholders, if applicable, are also subject to certain lock-up restrictions, pursuant to which such holders will, subject to certain customary exceptions including the Company's ability to waive such lock-up restrictions in its sole discretion, not transfer any equity securities of atai for the Lock-Up Period. atai may, in its sole discretion, allow up to 0.75% of the Consideration Shares to be released from the lock-up provisions to allow certain Beckley Optionholders to make payments in respect of tax obligations associated with the exercise of vested and in the money Beckley Options. The Lock-Up Period commenced on the date of execution of the Share Purchase Agreement and terminates on the date that is the later of (i) sixty days following the public announcement of the results of Beckley Psytech’s Phase 2b Clinical Trial (as defined in the Share Purchase Agreement) in respect of BPL-003, (ii) the Closing or (iii) the date on which the Share Purchase Agreement is terminated. At the expiration of the Lock-Up Period, the lock-up restrictions will fall away in part on a monthly basis until the date that is twelve months following the expiration of such period.

Forward-looking Statements

This Current Report on Form 8-K (this “Current Report”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “anticipate,” “initiate,” “could,” “would,” “project,” “plan,” “potentially,” “preliminary,” “likely,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements include express or implied statements relating to, among other things: expectations regarding the closing of the acquisition of Beckley Psytech Limited or the redomiciliation transaction (the “Proposed Transactions”), including timing, terms and approvals as well as expectations regarding operations of the combined company.

Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, (i) the Proposed Transactions may not be completed in a timely manner or at all, including the risk that any required shareholder approvals are not obtained; (ii) the failure to realize the anticipated benefits of the Proposed Transactions; (iii) the possibility that any or all of the various conditions to the consummation of the Proposed Transactions may not be satisfied or, in the case of the acquisition of Beckley Psytech, waived; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the share purchase agreement; (v) the effects of the redomiciliation transaction on trading, liquidity and the price of atai securities; and (vi) the effect of the announcement or pendency of the Proposed Transactions on atai’s ability to retain and hire key personnel, or its operating results and business generally and other important factors described in the section titled “Risk Factors” in our most recent Annual Report on Form 10-K filed with the SEC, and our Definitive Proxy Statement, in each case, as such factors may be updated from time to time in atai’s other filings with the SEC. atai disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Current Report, other than to the extent required by applicable law.

No Offer or Solicitation

This Current Report is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Proposed Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Additional Information and Where to Find It

This Current Report is being made in respect of the Proposed Transactions. In connection with the Proposed Transactions, a registration statement on Form S-4 was filed (the “Registration Statement”) by atai Life Sciences Luxembourg S.A. and declared effective by the SEC on September 24, 2025, which such Registration Statement included a proxy statement of the Company (the “Proxy Statement”). This Current Report is not a substitute for the Registration Statement, the Proxy Statement or any other document which the Company may file with the SEC. INVESTORS ARE URGED TO READ IN THEIR ENTIRETY THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT REGARDING THE PROPOSED TRANSACTIONS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Registration Statement, including the Proxy Statement, as well as other filings containing information about the Company, may be obtained at the SEC’s website (http://www.sec.gov).

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in respect of the Proposed Transactions contemplated by the Registration Statement, including the Proxy Statement. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of the Company in connection with the Proposed Transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Registration Statement, including the Proxy Statement. Information regarding the Company’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2024 and its proxy statement on Schedule 14A, dated April 21, 2025, which are filed with the SEC.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

EXHIBIT NO.	DESCRIPTION
2.1	Side Letter Deed to SPA, dated as of October 23, 2025, by and between the Company and the Seller Representative
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATAI LIFE SCIENCES N.V.

By:	/s/ Srinivas Rao
Name:	Srinivas Rao
Title:	Chief Executive Officer

Date:	October 24, 2025